EXHIBIT 99.5

3rd Quarter and Year To Date Results 13 February 2003

Agenda Overview - Peter Macdonald, CEO Financial Review - Phillip Morley, CFO Operating Review - Peter Macdonald, CEO Questions and Answers

Strong Performance 3rd Quarter and YTD FY'03 *Continuing businesses only. All results are versus pcp 1Before restructuring and other operating expenses 2Includes profit on sale of Gypsum Q3 '03 YTD Sales Revenue* up 36% up 35% Gross Profit* up 51% up 47% EBIT*1 up 111% up 88% Operating Profit* up 3,975% up 353% Net Operating Profit2 up 237% up 723%

Strong Growth Momentum 3rd Quarter USA Fibre Cement EBIT up 73%* Australia EBIT up 39% New Zealand EBIT up 43% Philippines - small loss *Before restructuring and other operating expenses

Financial Review Phillip Morley, CFO

Income Statement - Q3 US$ Million Q3 '03 Q3 '02 % Change Net Sales 197.4 144.8 36 Gross Profit 74.5 49.2 51 SG&A (44.6) (35.0) 27 EBIT before restructuring and other operating expenses 29.9 14.2 111 Restructuring and other operating expenses 1.0 (17.1) (106) EBIT 30.9 (2.9) - Net Interest Expense (12.4) (3.3) 276 Income Tax (Expense)/Benefit (3.0) 5.8 152 Operating Profit/(Loss) 15.5 (0.4) - Continuing businesses only

Income Statement - YTD US$ Million YTD '03 YTD '02 % Change Net Sales 605.2 448.9 35 Gross Profit 222.0 150.8 47 SG&A (119.8) (96.4) 24 EBIT before restructuring and other operating expenses 102.2 54.4 88 Restructuring and other operating expenses 1.0 (28.2) (104) EBIT 103.2 26.2 294 Net Interest Expense (17.8) (12.7) 40 Other Income (Expense), Net 0.1 (0.7) (114) Income Tax (Expense)/Benefit (23.5) 0.9 - Operating Profit 62.0 13.7 353 Continuing businesses only

Segment Sales - Q3 US$ Million Q3 '03 Q3 '02 % Change USA Fibre Cement 146.3 102.2 43 Asia Pacific Fibre Cement 49.2 41.1 20 Other Fibre Cement 1.9 1.5 27 Total 197.4 144.8 36 Continuing businesses only

Segment Sales - YTD US$ Million YTD '03 YTD '02 % Change USA Fibre Cement 453.5 327.5 38 Asia Pacific Fibre Cement 145.9 117.9 24 Other Fibre Cement 5.8 3.5 66 Total 605.2 448.9 35 Continuing businesses only

EBIT - Q3 US$ Million Q3 '03 Q3 '02 % Change USA Fibre Cement* 37.8 21.8 73 Asia Pacific Fibre Cement 8.0 5.8 38 Other Fibre Cement (3.1) (1.6) 94 R & D (3.5) (2.7) 30 Total Segment EBIT* 39.2 23.3 68 Corporate Costs (8.3) (13.6) (39) Total EBIT* 30.9 9.7 219 *Before restructuring and other operating expenses

EBIT - YTD US$ Million YTD '03 YTD '02 % Change USA Fibre Cement* 117.3 74.2 58 Asia Pacific Fibre Cement 25.2 15.8 60 Other Fibre Cement (8.2) (6.5) 26 R & D (8.9) (7.3) 22 Total Segment EBIT* 125.4 76.2 65 Corporate Costs (22.2) (37.4) (41) Total EBIT* 103.2 38.8 166 Continuing businesses only *Before restructuring and other operating expenses

Corporate Costs - Q3 US$ Million Q3 '03 Q3 '02 Restructure Costs (Corporate Restructure) - 2.8 Ongoing Costs - Variable (Pulp Hedge (settled in Q3'03), Employee Share Plan) 1.1 6.7 Corporate Costs1 7.2 4.1 Total 8.3 13.6 1Includes EPIP Bonuses accrual of US$1.7 million in FY03

Corporate Costs - YTD US$ Million YTD '03 YTD '02 Restructure Costs (Corporate Restructure) - 7.5 Ongoing Costs - Variable (Pulp Hedge (settled in Q3'03), Employee Share Plan) 2.8 18.8 Corporate Costs1 19.4 11.1 Total 22.2 37.4 1Includes EPIP Bonuses accrual of US$4.4 million in FY03

Net Interest Expense US$ Million Q3 '03 Q3 '02 % Change Ongoing Net Interest Expense 2.5 3.3 (24) Make-Whole Payment1 9.9 - - Net Interest Expense 12.4 3.3 276 YTD '03 YTD '02 % Change Ongoing Net Interest Expense 7.9 12.7 (38) Make-Whole Payment1 9.9 - - Net Interest Expense 17.8 12.7 40 1 Make-whole payment associated with the early retirement of US$60 million of long-term debt.

Income Tax Expense US$ Million Q3 '03 Q3 '02 % Change Income Tax (Expense)\Benefit (3.0) 5.8 (152) YTD '03 YTD '02 % Change Income Tax (Expense)\Benefit (23.5) 0.9 -

EBITDA - Q3 US$ Million Q3 '03 Q3 '02 % Change USA Fibre Cement* 42.3 25.2 68 Asia Pacific Fibre Cement 10.0 7.9 27 Other Fibre Cement (2.9) (1.6) 81 R & D (3.5) (2.7) 30 Total Segments* 45.9 28.8 59 Corporate (8.3) (13.4) (38) Total* 37.6 15.4 144 EBITDA = EBIT before depreciation and amortisation Continuing businesses only *Before restructuring and other operating expenses

EBITDA - YTD US$ Million YTD '03 YTD '02 % Change USA Fibre Cement* 131.1 84.6 55 Asia Pacific Fibre Cement 31.3 22.6 38 Other Fibre Cement (8.0) (6.5) 23 R & D (8.9) (7.3) 22 Total Segments* 145.5 93.4 56 Corporate (22.1) (37.1) (40) Total* 123.4 56.3 119 EBITDA = EBIT before depreciation and amortisation Continuing businesses only *Before restructuring and other operating expenses

Capital Expenditure - Q3 Capital Expenditure Capital Expenditure Depreciation Depreciation US$ Million Q3 '03 Q3 '02 Q3 '03 Q3 '02 USA Fibre Cement 34.1 4.1 4.5 3.5 Asia Pacific Fibre Cement 2.0 1.4 2.1 2.1 Other Fibre Cement 0.9 0.5 0.1 0.1 Total Segments 37.0 6.0 6.7 5.7 Continuing businesses only

Capital Expenditure - YTD Capital Expenditure Capital Expenditure Depreciation Depreciation US$ Million YTD '03 YTD '02 YTD '03 YTD '02 USA Fibre Cement 53.3 36.5 13.7 10.4 Asia Pacific Fibre Cement 6.1 4.9 6.1 6.8 Other Fibre Cement 1.9 3.2 0.4 0.3 Total Segments 61.3 44.6 20.2 17.5 Continuing businesses only

Key Ratios YTD '03 FY '02 FY '01 FY '00 EPS (Basic) * 13.6c 6.1c 7.2c 6.0c Return on Shareholders' Funds 36.3% 9.0% 14.5% 58.0% Return on Capital Employed * 23.4% 8.3% 8.5% 14.0% EBIT/Sales * 17.1% 7.7% 7.6% 11.7% EBIT/Assets * 17.3% 6.7% 6.1% 9.0% Gearing 14.2% 44.7% 56.1% 48.8% Net Interest Cover * 5.8x 2.9x 3.1x 2.9x Net debt Net debt & Equity *Continuing businesses only EBIT/Assets: EBIT for YTD'03 annualised

Economic Profit US$ Million YTD'03 FY'02* NOPAT 83.2 53.5 Average Capital 624.5 583.7 WACC Rate 9.8% 9.8% Capital Charge 45.9 57.2 Economic Profit 37.3 (3.7) *Restated using updated WACC Rate for FY'03; USGAAP; excluding Gypsum

Operating Review Peter Macdonald, CEO

Management Team Changes Managing key growth drivers globally Louis Gries - Executive Vice President Operations Flat sheet operations in Americas and Asia Pacific Sales, marketing and finance Business development in Europe Don Merkley - Executive Vice President Research and Development Added: FRC Pipe businesses in USA and Australia Emerging roofing business in USA Dave Merkley - Executive Vice President Manufacturing/Engineering Increased emphasis on countries outside USA

USA Fibre Cement

USA Fibre Cement Another Very Strong Quarter Net Sales up 43% to US$146.3 million Sales Volume up 31% to 298.2 mmsf Average Price1 up 9% to US$491 per msf EBIT* up 73% to US$37.8 million EBIT Margin* up 4.5 pts to 25.8% *Before restructuring and other operating expenses 1Up 6% to US$478 per msf excluding reversal of rebate accrual

USA Fibre Cement 3rd Quarter Trading Conditions Continued strength in housing construction despite weaker consumer confidence Demand strong in all major markets Normal seasonal industry slowdown

USA Fibre Cement Key Points Continued strong growth in primary demand for fibre cement Significantly outstripped growth in housing construction Further market share gains in north and south Strong growth in exterior and interior markets Strong growth in differentiated, higher priced products New internal lining product launched - Hardibacker(r) EziGrid(tm)

USA Fibre Cement Revenue Growth Outstripping Volume Growth 0 200 400 600 800 1000 1200 VOLUME (MMSF) $0 $100 $200 $300 $400 $500 REVENUE (USDM) Volume Revenue 90 91 92 93 94 95 96 97 98 99 00 01 02

USA Fibre Cement Average Quarterly Selling Price * Excludes impact of reversal of sales rebate accrual US$/MSF 380 390 400 410 420 430 440 450 460 470 480 FY99 FY00 FY01 FY02 FY03

EBIT and EBIT Margin * USA Fibre Cement *Excluding restructuring and other operating expenses 0 5 10 15 20 25 30 35 40 45 FY99 FY00 FY01 FY02 FY03 EBIT US$M 0 5 10 15 20 25 30 EBIT MARGIN % EBIT EBIT/Sales

USA Fibre Cement Strategy Aggressively grow market for fibre cement Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of competitors, introducing differentiated products to reduce direct price competition Optimise earnings with desired rate of market penetration

USA Fibre Cement Outlook Continued growth in primary demand Housing activity to remain healthy New starts, permits and builder confidence all up Further market share gains in the north, south and across product range Strong growth in differentiated, higher-priced products EBIT performance to further strengthen

Asia Pacific Fibre Cement

Asia Pacific Fibre Cement 3rd Quarter Result Net Sales up 20% to US$49.2 million Sales Volume up 17% to 93.4 mmsf EBIT up 38% to US$8.0 million EBIT Margin up 2.2 pts to 16.3%

Asia Pacific Fibre Cement Strategy Grow primary demand for fibre cement Focus on supply chain efficiencies across the region Ongoing manufacturing improvements to further lower cost of production Introduce new differentiated products to increase share in existing markets Grow the Asian market through participation in strategic markets

Asia Pacific Fibre Cement Australia - Key Points Healthy level of building activity but signs of softening Robust house renovation activity helped lift volumes 13% Gross profit up 30%, EBIT up 39% EBIT margin up 3.0 pts to 19.2% Wider product range helped secure new customers Two new internal lining products launched - HardiRock(tm) and Ezigrid(tm) Price increase - effective 1 January

Asia Pacific Fibre Cement Australia - Outlook Softer housing sector Renovations and commercial segments expected to remain buoyant Market share gains Further improvements to EBIT performance New products Higher prices

Asia Pacific Fibre Cement New Zealand - Key Points Volume up 17%, revenue up 9% in local currency Stronger residential building activity and increased penetration in key markets Linea(r) weatherboard cladding and trim products continued to grow strongly Softer non-residential building activity but panel sales remained strong Increased share of total fibre cement sales Gross profit up 44%, EBIT up 43%, EBIT margin up to 15.3%

Asia Pacific Fibre Cement New Zealand - Outlook Continued growth in residential building activity Increased sales of differentiated, higher price products Weaker non-residential market Stronger EBIT performance

Asia Pacific Fibre Cement Philippines - Key Points Stronger domestic demand lifted volumes 31% domestic volumes up 60% Demand for HardiFlex(r) lite continued to grow strongly Export sales down due to supply issues and weaker demand Further market share taken from plywood Profitability affected by temporary decline in manufacturing performance - small loss for the quarter

Asia Pacific Fibre Cement Philippines - Outlook Continued strong growth in domestic demand Further market penetration against plywood Improved manufacturing performance Increased export sales Improved profitability

Other Fibre Cement Chile Fibre Cement - Key Points Continued penetration of local market Revenue and volumes up despite softer economic conditions Intense competition continued to affect prices Competitor exits

Other Fibre Cement Chile Fibre Cement - Outlook Further market penetration and share growth Continued pricing pressure from competitors Higher average price from growth in sales of new products

Other Fibre Cement FRC Pipes - Key Points Continued to penetrate south-east market Volumes more than doubled, revenue almost doubled Sales of larger diameter pipes (30" - 36") up significantly Further improvements to manufacturing performance Increased output Lower unit costs Lower selling prices due to aggressive pricing from competitors Progress on regulatory approvals Gained several new customers

Other Fibre Cement FRC Pipes - Outlook Further market penetration as awareness increases Improvements to manufacturing performance Lower unit costs Prices to remain weak due to competitive pressures

Research & Development Key driver of growth Core projects engineered raw materials product formulations engineering and process technologies lightweight and durable products for all climates Sustainable competitive advantage continuing to be built

Outlook Trading conditions expected to remain healthy in near term for most markets. Some softening expected in Australia. Strong growth momentum in first nine months continuing into 4th quarter USA - further penetration across the country and stronger EBIT performance Asia Pacific - revenue and volume growth and improved profitability

Questions and Answers

Disclaimer Notes Unless otherwise stated, results are for continuing operations only and comparisons are of the 3rd quarter of the current fiscal year versus the 3rd quarter of the prior fiscal year. This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including Management's Discussion and Analysis (MD&A), a Media Release and a Finance Report. Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

3rd Quarter and Year To Date Results 13 February 2003